Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

[JOBY TEAM] SPAC ANNOUNCEMENT FAQ

What are we announcing?

Why are we choosing to go public?

Who are Reinvent Technology Partners?

What is a SPAC?

Why did we choose to work with Reinvent?

What are the terms of the deal?

Does this affect the day-to-day activities of Joby?

What are the benefits for Joby?

What does this mean for me as a team member of Joby?

Will this change the culture of the business?

What should I do if someone asks me to comment on the news?

What happens to my share options / RSUs?

Can I talk about this with my friends?

Can I trade shares in RTP or JOBY?

Speaking and events

What comes next?

What are we announcing?

On February 24, 2021, Joby Aviation and Reinvent Technology Partners (‘RTP’) announced a merger agreement that will result in Joby becoming a publicly traded company on the New York Stock Exchange (NYSE).

The transaction is expected to raise approximately $1.6 billion, at a post money equity valuation for the combined company of $6.6 billion. The deal includes $910 million of fully committed funding (inclusive of an $835 million fully committed PIPE (Private Investment in Public Equity)), anchored by key institutional investors including Uber, Baupost, BlackRock, BaillieGifford and Fidelity. The merger is expected to complete in Q2 2021.

We are also announcing the appointment of Matt Field as CFO, effective 5 March. Matt is currently CFO at Ford, North America, where he oversees the financial operations of a $100 billion revenue business.

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Why are we choosing to go public?

As a capital intensive business, it’s likely we would have gone public at some point. While we weren’t necessarily looking for an immediate opportunity to do so, the progress we’ve made, combined with the external market conditions made it the right decision for us, allowing us to focus squarely on delivery, without needing to be distracted by fundraising.

Who are Reinvent Technology Partners?

RTP is a special purpose acquisition company (SPAC), led by LinkedIn Co-Founder, Reid Hoffman, Zynga Founder Mark Pincus and Michael Thompson. RTP takes a ‘venture capital at scale’ approach to partnering with bold leaders and companies and they take a long- term view on investing.

What is a SPAC?

A SPAC, or a ‘Special Purpose Acquisition Company’, is a company formed specifically to find companies to merge with, in order to take them public.

You can read about them in more detail here:

https://corpgov.law.harvard.edu/2018/07/06/special-purpose-acquisition-companies-an-introduction/

Why did we choose to work with Reinvent?

While there are a lot of SPACs out there, Reinvent is pretty special. They are co-led by LinkedIn Co-Founder Reid Hoffman, who will also join our Board. Reid’s philosophy and the long-term approach to investing championed by Reinvent lines up very well with the nature of what we are working on. As well as bringing significant experience and knowledge, the Reinvent team were willing to commit to what are fairly unprecedented terms for a SPAC merger, underlining their long-term commitment to Joby.

What are the terms of the deal?

We chose to work with RTP because of their long-term belief in our vision and our shared desire to drive positive, sustainable change on our planet. Both parties have agreed to a long-term lock-up on founder shares for up to five years, and a robust earnout structure with full vesting not realized until the share price reaches $50 per share (implying over a $30 billion market capitalization). Major stockholders and key executives at Joby have also agreed to enter into separate lockup agreements as well.

Does this affect the day-to-day activities of Joby?

The deal does not affect the day-to-day activities of Joby. Our mission remains the same and our leadership team doesn’t change, although we will be welcoming Matt Field as CFO from March 5.

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What are the benefits for Joby?

This is a significant vote of confidence in Joby and the hard work we have put in to get to this point. We expect the proceeds of this transaction to fund Joby through to the start of commercial operations in 2024, allowing us to focus squarely on delivery.

What does this mean for me as a team member of Joby?

Day-to-day you should not see any meaningful changes to how we do business. Our strategy remains the same and we should continue to act as we did before, spending wisely and being good stewards of our business.

As individuals it should give us increased confidence in what we’re doing and is a milestone we can be proud of.It does also mean there are some specific new rules we’ll need to follow which you can read about elsewhere in this document.

Will this change the culture of the business?

This announcement gives us the resources to look ahead to the next step on our journey, but it shouldn’t get in the way of our day to day job. Our jobs, our strategy and the requirement to deliver on time have not changed. We still have the same strategy, the same goals and the same timeline, we’re just even better placed to deliver.

That said, we should expect increased scrutiny about what we’re achieving, so it’s more important than ever that we commit and deliver to our goals. As always we also must remain true to our values, Safety, Redefining Possible, Respect, Integrity and Woot!

As a result of becoming a public company, there are some rules and regulations we have to follow, for example not disclosing material information or commenting on our share price, but nothing that changes how we operate day to day.

What should I do if someone asks me to comment on the news?

If you are contacted by a member of the press, please do not comment. Simply forward the enquiry to our Communications team via press@jobyaviation.com

If approached by friend, a family member or another third party (e.g. a supplier), you should feel free to relay any factual information that is contained in our press releases or website, but if they ask for an opinion, or further information about our company performance the best response is something polite like, “We’re really proud and excited, but I don’t know much about it.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

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What happens to my share options/RSUs?

Options: At the closing, each Joby stock option will be converted into an option to purchase shares of the public company’s common stock, based on a predetermined exchange ratio under the merger agreement that values Joby at approximately $5 billion and each share of public company common stock at $10.00 per share. The estimated exchange ratio based on the number of shares of Joby common stock and Joby equity awards that are currently outstanding is 3.51. Each option will remain subject to substantially the same vesting schedule and terms, except (i) the number of public company shares underlying the option will be determined by multiplying the number of shares underlying the option by the exchange ratio, and rounding down to the nearest whole share, and (ii) the exercise price per share will be adjusted by dividing the current exercise price by the exchange ratio, and rounding up to the nearest whole cent.

RSUs: At the closing, each award of Joby RSUs will be converted into an award of public company RSUs, based on the same exchange ratio that is used to adjust Joby options, described above. The RSU award will remain subject to substantially the same vesting schedule and terms, except that the number of public company RSUs underlying the award will be determined by multiplying the number of RSUs by the exchange ratio, and rounding down to the nearest whole RSU.

Illustrative Example

RSU conversion 1 to 3.51*

1,000 RSUs now	$35.10 share price	3,510 RSUs post close	x $10 share price
1,000 RSUs	$35,100 value	3,510 RSUs	$35,100 value*

Option conversion 1 to 3.51* — with spread substantially the same

1,000 options now @ $3 strike price	$35.10 share price $32.10 spread	3,510 options post close @ $0.855* strike	x $9.145* ($10 share price - ($3/$3.51))
1,000 options	$32,100 value	3,510 options	$32,100 value*

*	Illustrative, as there may be some rounding and slight pricing adjustments

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Can I talk about this with my friends? Can I post about it on social media?

•	Please refer to our full Social Media Policy here

•

As we’ve mentioned a few times, we will now be under heightened scrutiny by the SEC as a result of this transaction announcement. The SEC will review employee social media posts for looking for violations (insider trading, improper promotion of Reinvent stock, etc.) For this reason, you must LIMIT what you share on social media to articles that Joby has already publicly released.

•	You CAN:

•	Share the LinkedIn update and Tweet from Joby’s page

•

You should keep your comments brief and simple, e.g. “I’m excited to announce” or “Joby has some exciting news”. Do NOT use inflated language (see below). If you post, you must link to the original Joby article or press release.

•	You CANNOT:

•	Share or promote anything other than what Joby puts on our Joby channels, meaning you cannot share or post articles from other news outlets—just stick to Joby’s articles.

•	You cannot engage in puffery or inflated language such as: “the biggest deal on the planet” or “hottest deal on the market” or “on a rocket to becoming a millionaire”

•

Do not engage in comment threads where you’re discussing any details of the transaction (e.g. potential closing date, valuation or shares, deal terms, positive or negative impacts, etc.). If asked questions, respond politely that you can’t comment on that or else refer them to press@jobyaviation.com

•	The bottom line is stick to the facts contained in Joby’s press releases, be brief, and do not engage speculation or commentary threads.

Can I trade shares in RTP or JOBY?

No. Starting right now, Joby is subject to heightened scrutiny from the SEC, and violating the SEC’s rules on insider trading, or even the appearance of violations, can result in an inquiry from the SEC into insider trading. An SEC inquiry would not only be expensive and embarrassing, but even a minor infraction could result in monetary penalties or even jail sentences. The SEC is actively monitoring trading of Joby employees, and this extends to friends and families of Joby employees.

The SEC has numerous rules regarding the use of “material nonpublic information” (MNPI), and everyone at Joby will need to be mindful of how/when information about Joby is shared within and outside of Joby. MNPI is defined as information that an investor would consider important in deciding whether to buy securities of Reinvent (while the transaction is pending) or Joby (after the transaction closes). You cannot trade when you are in possession of MNPI. If you are in doubt whether you have MNPI, do not trade.

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What does all this mean for you? Here are a few do’s and don’ts:

•	DON’T buy, or recommend that anyone else buy, any of the securities of Reinvent [if you have any MNPI about either Reinvent or Joby].

•	DON’T provide MNPI to anyone (that includes family, friends, customers, partners, vendors/suppliers, etc.).

•

DON’T speculate publicly (including on social media) about the timing for the closing of the business combination or if the business combination will be successful, Joby’s financial results, business updates, product/service launches (unless specifically authorized to do so).

•

DO be extra careful to make sure that any MNPI that you plan to share is a business necessity to disclose to the person, that you limit the amount of MNPI as much as possible, and that we have an NDA in place. The rule of thumb during this stage of the process is to err on the side of disclosing as little information as possible.

•	DO refer all media enquiries to press@jobyaviation.com.

•	DO reach out to legal if you have any questions legal@jobyaviation.com

Again, the bottom line is, we’re in a very sensitive time period and the SEC is carefully monitoring trades, so just sit tight. Do not do any trading of Reinvent stock at least until after the transaction closes. At that time we will have more information for you.

Thank you very much for each of your commitment to protecting the company and yourselves, I know this is a lot of information and I really appreciate everyone’s vigilance and discipline, starting now and throughout the next several months.

Speaking and events

Additionally, if you have any plans to participate in a public event, policy forum, conference, regulatory intervention, or anything else of that nature, please check in with Oliver and the Comms team so that we can make sure you are aware of any updated restrictions or guidance. In some cases, we may need to transcribe your remarks and submit them to the SEC.

If you receive any new speaking requests, please share them via this Communication Request form on Sharepoint, which reaches our communications team directly.

What comes next?

We now enter what is known as a ‘deSPAC’ period where we are required to deliver a number of regulatory filings to the SEC, and the current investors in the SPAC are required to approve the transaction.

We would expect the transaction to close and the merger to occur in Q2 2021.

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Joby Aviation and Reinvent. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent intends to file a registration statement on Form S-4 that includes a joint proxy statement/prospectus. The joint proxy statement/prospectus will be sent to all Reinvent stockholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Reinvent are urged to read the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

Reinvent and Joby Aviation and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Reinvent’s stockholders in connection with the proposed transaction. Information about Reinvent’s directors and executive officers and their ownership of Reinvent’s securities is set forth in Reinvent’s filings with the SEC. To the extent that holdings of Reinvent’s securities have changed since the amounts printed in Reinvent’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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